MESSINA MINERALS INC.

First Quarter Report

For the three months ended December 31, 2006

3/15

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 23, 2007

This Management Discussion and Analysis ("MD & A") is intended to help the reader understand the Messina Minerals Inc. financial statements. The statements are provided for the purpose of reviewing the first quarter of 2007, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending December 31, 2006 and 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control

The management of Messina Minerals Inc is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD & A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD & A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.messinaminerals.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Messina Minerals Inc. is a Canadian mineral exploration and development company based in Vancouver, Canada and its common shares are listed on the TSX Venture Exchange under the symbol "MMI". Messina is exploring for commercially exploitable mineral deposits in central Newfoundland, Canada and maintains an exploration office and core facility located in Newfoundland in the town of Buchans Junction. Messina is focussing on the potential of the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and the new Duck Pond zinc-copper mine.

Since December 2004 Messina has made three new high-grade zinc discoveries at Boomerang, Domino, and Hurricane and has acquired a large land position totalling 327 square kilometers prospective for base metal and gold deposits. Messina's properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, Long Lake Main Zone, and Skidder. Messina has spent approximately $13 million dollars through 2006 developing its Newfoundland property, including the ongoing exploration of the Boomerang zinc-lead-copper-silver-gold massive sulphide deposit.

Messina believes the potential exists to identify sufficient zinc-lead-copper-silver-gold mineral resources within its properties to achieve commercial development. The process involves delimiting Messina's new discoveries at Boomerang, Domino, and Hurricane as well as quantifying the existing historic resources at Tulks East A and B Zones, the Long Lake Main Zone, and the recently acquired Skidder to current standards. The process also entails significant exploration efforts with the objective of making new discoveries within economic truck-hauling distance of our existing resource base.

2006 Exploration Statistics

Messina drilled a total of 37,321.9 meters of core drilling during 2006; approximately 90% of this meterage was drilled at Boomerang and the local area, and 10% was used to test the Tulks East A and B Zones. Messina drilled approximately 32,000 meters of core during 2005, and approximately 2,400 meters in 2004.

Approximately 90 line kilometres of new grids were cut on Messina's mineral lands in 2006. Approximately 70 kilometers of grid was cut in the Boomerang local area (Boomerang to Tulks East grid) that extends for 20 kilometers along strike to Tulks East to provide geological control and to allow access for geophysical surveying. Approximately 20 kilometers of grid lines were cut in the area of the Big Kahuna massive sulphide boulder discovered late in 2006 on the Costigan Lake Property.

A small portion of the Boomerang to Tulks East grid was covered by gravity geophysical surveys, focussing on the immediate area of Boomerang, Domino and Hurricane plus local area.

Resource Delineation and New Discoveries in 2006

Messina completed the initial delineation of Boomerang by December 2006 sufficient to begin calculating a mineral resource. The mineral resource estimate has been contracted to Snowdon Mining Industry Consultants Inc. and is anticipated to be finished in the first half of 2007. Mineralogy and metallurgical studies on Boomerang have also begun; SGS Lakefield Research are contracted and results are expected in the latter part of 2007.

Messina has made new discoveries of zinc that the Company hopes will become important as exploration demonstrates their size and potential. The most significant of these is the Domino high-grade zinc-lead-copper-silver-gold discovery made in February 2006. Domino is now interpreted to extend 800 meters in length and has the potential to host a sizeable mineral resource. Drilling at Domino is broadly (100+ meter) spaced; this spacing needs to be tighter to confirm continuity and to enable quantification of a mineral resource within rigorous standards. Domino is particularly attractive given the close proximity of this mineralization to Boomerang. In February 2007, Messina announced the discovery of a thickened subsection of Domino that has now been traced along 280 meters strike length and remains open to the east. As a result, Domino has potential to host a significant mineral resource in addition to Boomerang.

Hurricane is a recently recognized target area (October 2006) of high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Based on seven widely spaced near-surface holes to date occurring over a 500 meter length which have hit narrow intervals of high-grade base metal mineralization, there is potential here for additional mineral resources. Encouragingly from the geological perspective, there is more intense alteration and other metal indicators at Hurricane than at either of Boomerang or Domino. In February 2007, Messina intersected a 5.3 meter interval of zinc-enriched massive sulphides on 3925E assaying 19.1% zinc, 9.6% lead, 1.4% copper, 177 g/t silver, and 0.9 g/t gold including a spectacular 1.4 meter sub-interval assaying 30.9% zinc, 20.4% lead, 1.6% copper, 363 g/t silver, and 1.3 g/t gold.

Numerous other targets within "rifle-shot" of Boomerang were identified in 2006. There is a long list of target names (Zinc Zone, Pats Pond Brook, Baxter Pond, Curve Pond, Spur Road etc.) in just this relatively small area of the property to follow up in 2007. Discoveries elsewhere within Messina's claims in 2006 include the so-called 'Big Kahuna' 460 tonne massive sulphide boulder (a record as the largest sulphide boulder ever found in the province), which was transported by glaciers to its current location underneath a forestry road on Messina's property. Three possible target sources have been identified, and Messina hopes to drill

The Company continues investor awareness initiatives including investor conference participation and print, radio and web media advertising of the Company and its prospective properties. There have been a greater number of prospective investors inquiring about the Company and its properties during this period. Investor awareness efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget considerations.

RESULTS OF OPERATIONS – MINERAL PROPERTIES

The Company's management believes there is considerable exploration and economic potential in the volcanic terrains of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired various other properties in these belts by staking. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and 1,800 tpd capacity mill which has just been built.

Messina has 32,743.9 hectares (327 square kilometers) of mineral lands under its control covering primarily the Tulks and Long Lake Volcanic belts in central Newfoundland. Specific properties and equivalent number of one-half square kilometer claims and area of each property in hectares are summarized in the table below.

Table: Summary of the Company's mineral titles in Newfoundland, by Property, to February 17, 2007

Property	# Claims	Hectares
Tulks South	705	17,634.95
Long Lake-Aldrin	160	4,008.95
Long Lake	191	4,775.00
Costigan Lake	112	2,800.00
Victoria Mine	36	900.00
Bobby's Pond	13	325.00
Skidder	73	1,825.00
Skidder Option	19	475.00
Totals	1309	32,743.90

Tulks South Property, Newfoundland

The Tulks South Property originally covered a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. In April 2006, Falconbridge acknowledged that Messina has satisfied all of the requirements of the

Domino will be the focus of exploration drilling in early 2007. The objective of the Domino drill program is to test continuity of Domino within the known limits, and to extend Domino along strike to the east (under Hurricane) and to the west (under Boomerang).

Hurricane

Hurricane is a recently recognized target area (October 2006) prospective for high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Hurricane lies generally 500 meters east of Boomerang at the same vertical elevation and is directly along strike. Based on seven widely spaced near-surface holes to date occurring over a 500 meter length which have hit narrow intervals of high-grade base metal mineralization, there is potential here for additional mineral resources. Encouragingly from the geological perspective, there is more intense alteration and other metal indicators at Hurricane than at either Boomerang or Domino. In February 2007, Messina intersected a 5.3 meter interval of zinc-enriched massive sulphides on 3925E assaying 19.1% zinc, 9.6% lead, 1.4% copper, 177 g/t silver, and 0.9 g/t gold including a spectacular 1.4 meter sub-interval assaying 30.9% zinc, 20.4% lead, 1.6% copper, 363 g/t silver, and 1.3 g/t gold.

Hurricane will remain the focus of exploration drilling in early 2007. The objective of Hurricane drilling is to locate thicker zones of similar base metal enriched mineralization. The geological characteristics of Hurricane are very favourable and this target is currently regarded as one of the most likely to yield significant results.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it was identified as an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Gravity surveying has shown a gravity (density) anomaly, of a magnitude similar to or greater than that which corresponds to Boomerang, situated between grid sections 2600E to 1600E. The Company has drilled a total of 15 holes between 2005 and 2006 over a 1.2 kilometer strike length. All holes have intersected pyritic felsic volcanics interpreted to be part of the Boomerang footwall geology, and have not intersected the Boomerang massive sulphide horizon which is interpreted to lie deeper than current drilling has tested. The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Baxter Pond

The Baxter Pond alteration zone is another area of intense volcanogenic alteration. The Company identified an airborne magnetic and electromagnetic signature similar to Boomerang in the Baxter Pond area, interpreted to be the fault offset to the east of the Boomerang sulphide horizon. The Company drilled three holes, BA05-01 to BA05-03 totalling 953.7 meters, over a 3.3 kilometer strike length testing for the Boomerang horizon. All three holes intersected Boomerang lithologies and stratigraphic sequence, as well as volcanogenic alteration consistent with the Boomerang mineralized system. Linecutting followed by ground gravity surveying has been completed in 2006. New gravity anomalies have been identified in areas of favourable Boomerang-type geology that are expected to tested further in 2007.

Curve Pond and Spur Road

During 2006 Messina recognized the Curve Pond trend and discovered a new zone of outcropping massive sulphides along this trend at the Spur Road showing. Messina considers the Curve Pond trend to be a highly prospective horizon of exhalite iron formation (indicative of massive sulphide formation) that the Company's geologists have traced regionally over a 10 kilometer length. The existence of extensive iron formation is a hallmark of very large massive sulphide deposits elsewhere in the world

and particularly of the many deposits of the Bathurst mining camp in New Brunswick. The Curve Pond exhalite horizon closely resembles the Brunswick exhalite horizon.

Messina's prospectors discovered massive sulphides and exhalite at Spur Road within this Curve Pond trend during 2006. Grab samples of sulphide mineralization from Spur Road yielded anomalous gold and silver. Five drill holes targeting the general area around Spur Road were completed in 2006; two hit massive sulphides with anomalous gold and silver. The area remains a high priority target and further work is expected on the trend during 2007.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

Three lenses (A, B, and C Zones) of pyritic zinc-lead-copper-silver-gold bearing massive sulphide mineralization have been recognized historically. In 1994, a major exploration company estimated the B Zone contained 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold and the A Zone contained >4.3 million tonnes of pyritic sulphide including an estimated 1.8 million tonnes grading 2.9% zinc, 0.4% copper, and 15 g/t silver. These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential; Messina has not done the work necessary to verify these estimates.

The B Zone base metal rich lens is approximately 3 to 5 meters thick and has historically been interpreted to overlie the A Zone pyrite lens. The A Zone is approximately 30 meters thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A very large gravity anomaly, up to 1.3 mgal, also extends along strike from currently known massive sulphide intersections.

The 2006 drill program consisted of 7 holes that tested the Tulks East A Zone massive sulphide lens and 7 short holes in the area which tested other targets. The Tulks East A Zone drill program was designed to test for zonation toward higher grades of base metal enrichment. Six of the seven A Zone holes intersected the target massive sulphide mineralization; the averaged zinc grades over extended intervals ranged from 0.5% to 5% zinc over core lengths from 10.25 meters to 41.1 meters of massive sulphides. These assays are comparable to intersections drilled previously and may only modestly indicate zonation. The Company's interpretation that the adjacent high grade Tulks East B Zone lens represents the faulted segment of one originally large massive sulphide deposit comprised of both the A Zone and the B Zone remains valid. More exploration work is required here, however higher priority drill targets near Boomerang place Tulks East on low priority for 2007.

The Company's intention is to estimate a mineral resource for both the B Zone and the A Zone in 2007. Current publicly available estimates for both the B Zone and A Zone are classed as historic resources; Messina does not consider these to accurately estimate either the tonnage or grade of the mineralization, and can do better using information obtained from Messina's drill programs of the past three years.

Potential for Gold

The property has potential for mesothermal type gold deposits hosted by quartz veins and associated alteration. Messina's prospectors in previous years have discovered new gold showings at the "228 Gold Showing" and at the Eagle gold prospect. During 2006, a sample of till in the Boomerang area was concentrated using a sluice box to separate gold from the till gravels.

Aldrin – Long Lake Property Mineralization

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization on the Aldrin-Long Lake property including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate characterizing in-ground mineralization only and is not a NI43-101 conforming resource classification.

Two additional massive sulphide zones, namely the South Zone and the East Zone have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters.

Long Lake Property, Newfoundland

The remaining portion of the Long Lake property is now comprised of 4,775 hectares or 48 square kilometers of prospective mineral lands. The most significant zone of mineralization on this property, the Lucky Gnome Zone, was discovered by drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite. The Company conducted a drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. In 2006, the Company completed an airborne magnetic and electromagnetic survey over the property to aid in defining new exploration targets for testing in 2007. The property will remain in good standing without further expenditure until January 29, 2008.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 112 claims totaling 2,800 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. The property was acquired in 2003 by staking, and additional adjoining claims were staked in September 2006.

In 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. In early 2006, the Company completed an airborne magnetic and electromagnetic survey over a portion of the property to aid in identifying new exploration targets. Three anomalies have been identified which are prospective for massive sulphides.

In September 2006, the Company's prospectors discovered the colloquially named "Big Kahuna" copper-bearing massive sulphide boulder among others on the property. The Kahuna boulder is estimated to be 460 tonnes in size which is a record within the province for this type of mineralized boulder. Grab samples yielded assays between 0.6% to 3.6% copper. The boulder is rounded and has been glacially transported. The find is significant because the boulder is interpreted to be derived from an undiscovered nearby source of massive sulphide mineralization. The Company gratefully acknowledges the timely assistance of

the Newfoundland Department of Mines and Energy glacial geologists in providing data and interpretations that may help locate the in-situ source of the boulder.

The Company completed approximately 25 kilometers of linecut grid late in 2006 covering the three geophysical targets which may be sources of the boulder. Additional work is anticipated in 2007. The property remains in good standing through 2009 without further expenditure.

Victoria Mine Property, Newfoundland

The Victoria Mine Property is comprised of 36 mineral claims totaling 900 hectares and was acquired by staking. The property covers altered felsic volcanics of the Tulks Volcanic belt adjacent to the historic producer Victoria Mine which produced copper and zinc at the turn of the century. Reconnaissance prospecting during 2006 discovered a massive sulphide boulder which assayed 11.3% copper and 24 g/t silver. Expenditures on the property are sufficient to keep it in good standing through 2007.

Bobby's Pond Property, Newfoundland

The Bobby's Pond property was acquired by staking 7 claims totaling 175 hectares in mid-2006. The property also covers altered felsic volcanics of the Tulks Volcanic belt and is located adjacent to the Bobby's Pond massive sulphide deposit. The property was briefly evaluated by prospectors in 2006. Expenditures on the property are sufficient to keep it in good standing until mid-2008.

Skidder Property, Newfoundland

The Skidder Property is located 10 km south of the town of Buchans and 28 km northeast of the Tulks South Property. The property, comprised of 73 claims covering 1,825 hectares, was acquired by staking in November 2006. A total of $14,600 is required to be spent on this licence to keep it in good standing through 2007. The property is prospective for Buchans type zinc-lead-copper-gold-silver deposits. The property surrounds an historic mineral resource, the "Skidder Deposit", discovered in the early 1970's, which has not undergone significant work since the late 1970's. The Skidder property is within economic truck hauling distance of Boomerang. Compilation of existing data is underway, which will guide a 2007 exploration program.

Skidder Property Option, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licences encompassing 19 claims totaling 475 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006.

The Skidder Property is located 28 km northeast of Messina's Tulks South Property in central Newfoundland which hosts the Boomerang zinc-lead-copper-silver-gold deposit, currently the subject of an NI43-101 compliant resource estimation by Snowden Mining Industry Consultants Inc. The Skidder Property is also located 12 kilometers southwest of the world class Buchans deposits where ASARCO and Abitibi Price mined a total of 16.2 million tonnes grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold.

The Skidder Property, including Messina's wholly owned claims, covers the historically known Skidder zinc-copper massive sulphide prospect and an 8 kilometer strike length of favourable stratigraphy and targets. The Skidder prospect was discovered in

1971 and tested with 38 drill holes by ASARCO Inc and Abitibi Price Inc. until 1977. Based on this drilling, in 1977 ASARCO/Abitibi estimated a resource at Skidder of 1,000,000 tons in three massive sulphide lenses averaging 2% copper, 0.2% lead, and 2% zinc. This is an historical estimate of mineralization only. Messina has not done the work necessary to verify the estimate nor is the estimate compliant with NI43-101 standards and therefore should be relied upon as a representation of mineralization only. The mineralization remains open down dip and down plunge, and there are several untested nearby geochemical-geophysical anomalies and alteration zones. Drilling is planned to test Skidder massive sulphide mineralization in 2007.

To acquire a 100% interest in South Coast's Skidder Property, Messina will pay $20,000 and issue 25,000 common shares within 5 days of Regulatory Approval, and issue 500,000 non-transferable share purchase warrants in tranches of 100,000, 150,000, and 250,000 respectively over three years. The share purchase warrants entitle South Coast to purchase one common share per warrant for a period of three years from the date of issue at a price equal to the previous day closing market price on the day prior to the respective dates of issuance of the warrants. Messina must also incur exploration expenses of not less than $1,250,000 before the fourth anniversary of the receipt of Regulatory Approval, and deliver to South Coast at that time a NI43-101 compliant resource estimate of all mineralized zones, and accompanying metallurgical tests, sufficient to establish the amount of economically recoverable metals identified in the resource estimate. Messina must then issue to South Coast that number of common shares that is the greater of (i) the equivalent of 0.5% of the gross value of economically recoverable metals identified in the resource estimate divided by the closing market price of Messina's common shares or (ii) $500,000 divided by the closing market price of Messina's common shares. The option agreement is subject to regulatory approval.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares (issued, valued at $4,750) upon acceptance by the TSX Venture Exchange and a further 300,000 common shares (175,000 issued, valued at $40,625) over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2006
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$4,171,550 on Newfoundland properties
$5,955,025 – June 2006	-$4,250,000 for Property Exploration on the Company's Newfoundland properties; -$1,705,025 for working capital	$3,325,000 on Newfoundland properties
$175,000 – December 2006	-$175,000 for Property Exploration on the Company's Newfoundland properties	None

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar. 31, 2005
	$	$	$	$	$	$	$	$
Loss for the period	(53,409)	(88,674)	(43,805)	(107,717)	(42,998)	(417,815)	(274,132)	(1,534,190)
Loss per share	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.08)

Messina's loss for the quarter ended December 31, 2006 was $53,409. This is comparable to a loss of $42,998 for the quarter ended December 31, 2005.

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2006, the Company had $4,325,176 in working capital. During the period, the Company completed a private placement, raising gross proceeds of $175,000 and raised an additional $212,500 through the exercise of warrants and options.

In early October 2005, the Company issued 2,528,212 flow-through common shares at a price of $1.65 per share for gross proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement.

In June 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years.

Messina has allocated $2 million for exploration of its central Newfoundland properties in early 2007. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However, the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

TRANSACTIONS WITH RELATED PARTIES

During the period ended December 31, 2006, Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $4,869 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $24,306 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting fees of $32,863 to a company controlled by Kerry Sparkes, Vice President, Exploration, of the Company, which have been included in deferred exploration costs.
d) Paid or accrued geological consulting fees of $12,153 to Peter Tallman, President of the Company, which have been included in deferred exploration costs.
e) Paid directors and officers fees in the amount of $6,000.

Included in accounts payable is $20,973 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk
Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Risk in Resource/Reserve Calculations and Estimation of Metal Recoveries
There is a degree of uncertainty attributable to the calculation of mineral resources and mineral reserves and corresponding grades. Until ore is actually mined and processed, quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources or reserves and grades may vary depending upon the prices of the individual commodities contained. Any material change in quantity of mineral resources or reserves, grade, or recovery ratio may affect the economic viability of the Company's projects. In addition, there can be no assurances that recoveries in small-scale

principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of a majority of *independent outside directors.* It meets periodically with management and the external auditors to review accounting, auditing and internal control matters and regularly reports its findings and recommendations to the Board of Directors.

OUTSTANDING SHARE DATA

At December 31, 2006, the Company had 33,005,160 common shares outstanding. During the period, the Company closed a private placement of 125,000 flow through units at $1.40 for proceeds of $175,000. The units consist of one flow through share and one non flow through warrant exercisable to purchase one common share at $1.75 for two years.

During the period, 100,000 options were exercised at $0.80. Subsequent to the period end, 800,000 stock options were granted exercisable at $1.25 for a period of two years. Options outstanding at December 31, 2006 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Employees	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	120,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
TOTAL	**2,070,000**				

Subsequent to the period end, 1,000,000 options exercisable at $1.55 and 500,000 options exercisable at $1.60 expired, and 325,000 options exercisable at $1.51 were cancelled. Subsequent to this cancellation, 2,075,000 options exercisable at $1.51 for a period of five years were granted to directors and officers.

During the quarter ending December 31, 2006, 184,640 warrants exercisable at $1.65 expired and 132,500 warrants were exercised for proceeds of $132,500. Also during the quarter, 125,000 warrants were issued as part of a private placement that closed on December 29, 2006. Each warrant entitles the holder to purchase one common share at $1.75 for two years. At December 31, 2006 the Company had the following share purchase warrants outstanding:

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

FIRST QUARTER DEFERRED EXPLORATION EXPENDITURES

	Mishi Gold & Pukaskwa Properties	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Skidder Property	Total December 31 2006
Deferred exploration costs								
Balance, beginning of period	$ (10,066)	$ 8,673,481	$ 34,619	$ 376,991	$ 1,438	$ 1,708	$ -	$ 9,078,171
Additions during the period:								
Assays, testing and analysis	-	38,581	-	-	-	-	-	38,581
Camp construction and supplies	-	87,683	767	-	165	251	-	88,866
Diamond drilling	-	924,891	-	514	-	-	-	925,405
Equipment rental	-	8,415	195	-	-	1	-	8,611
Geology, geophysics and prospecting	-	423,584	25,892	18	79	139	2,000	451,712
Labour	-	-	-	-	-	-	-	-
Lease rental and claim maintenance	490	-	-	-	-	-	-	490
Surveying	-	28,014	-	-	-	-	-	28,014
Transportation and travel	-	3,117	-	-	-	-	-	3,117
	490	1,514,285	26,854	532	244	391	2,000	1,544,796
Balance, end of period	$ (9,576)	$ 10,187,766	$ 61,473	$ 377,523	$ 1,682	$ 2,099	$ 2,000	$ 10,622,967

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total December 31 2005
Deferred exploration costs							
Balance, beginning of period	$ 11,252	$ 2,979,930	$ 21,976	$ 20,288	$137,679	$ -	$ 3,171,125
Additions during the period:							
Assays, testing and analysis	-	27,671	-	1,146	5,431	-	34,248
Camp construction and supplies	-	93,402	223	2,187	11,063	224	107,099
Diamond drilling	-	797,736	-	-	77,731	-	875,467
Equipment rental	-	58,623	23	69	2,323	211	61,249
Geology, geophysics and prospecting	-	413,067	622	1,866	12,125	3,092	430,772
Labour	-	48	-	-	-	-	48
Staking, recording and lease rental	-	-	-	-	-	-	-
Surveying	-	3,800	-	-	-	-	3,800
Transportation and travel	-	6,696	-	-	6,845	-	13,541
	-	1,401,043	868	5,268	115,518	3,527	1,526,224
Written off during the period	-	-	-	-	-	(3,527)	(3,527)
Balance, end of period	11,252	4,380,973	22,844	25,556	253,197	-	4,693,822
Total, end of period	$ 11,253	$ 4,481,286	$ 23,844	$ 26,056	$310,197	$ -	$ 4,852,636

First Quarter Operating Expenses

		3 months ended December 31, 2006		3 months ended December 31, 2005
EXPENSES				
Amortization	$	648	$	1,585
Corporate and administration fees		4,996		-
Interest on capital leases		389		5,274
Management and financial consulting		30,306		24,306
Office and miscellaneous		13,890		13,258
Professional fees		17,537		9,358
Promotion and advertising		16,348		10,955
Regulatory and transfer fees		5,705		3,255
Rent		3,288		2,865
Travel and related costs		12,271		3,632
Loss before other items	$	105,378	$	(74,488)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	33,302,410
Options outstanding	3,120,000
Warrants outstanding	855,694
Fully diluted share capital	37,278,104

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited

Prepared by Management

	December 31 2006	September 30 2006
ASSETS		
Current		
Cash and equivalents	$ 2,242,857	$ 2,775,282
Term deposit	1,930,000	3,151,000
Receivables	234,908	498,207
Prepaid expenses and deposits	29,665	32,350
	4,437,430	6,456,839
Building and equipment (Note 3)	126,646	132,948
Equipment under capital leases (Note 4)	69,340	74,962
Mineral properties and deferred exploration costs (Note 5)	10,603,294	9,238,035
Marketable securities (Note 6)	32,625	45,375
	$ 15,269,335	$ 15,948,159
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 86,227	$ 1,090,121
Current portion of capital lease obligations	26,026	25,850
	112,253	1,115,971
Long-term		
Obligations under capital leases (Note 7)	45,040	51,612
Future income tax liability (Note 10)	699,000	699,000
	856,293	1,866,583
Shareholders' equity		
Capital stock (Note 9)	23,308,907	22,873,216
Contributed surplus (Note 9)	2,041,705	2,089,896
Deficit	(10,937,570)	(10,881,536)
	14,413,042	14,081,576
	$ 15,269,335	$ 15,948,159

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATION AND DEFICIT

Three months ended December 31

Unaudited

Prepared by Management

		2006		2005
EXPENSES				
Amortization	$	648	$	1,585
Corporate and administration fees		4,996		-
Interest on capital leases		389		5,274
Management and financial consulting		30,306		24,306
Office and miscellaneous		13,890		13,258
Professional fees		17,537		9,358
Promotion and advertising		16,348		10,955
Regulatory and transfer fees		5,705		3,255
Rent		3,288		2,865
Travel and related costs		12,271		3,632
Loss before other items		(105,378)		(74,488)
OTHER ITEMS				
Interest income		62,094		35,017
Unrealized loss on marketable securities (Note 6)		(10,125)		-
Write-off of mineral properties and deferred exploration costs (Note 5)		-		(3,527)
		51,969		31,490
Loss for the period		(53,409)		(42,998)
Deficit, beginning of period		(10,881,536)		(9,492,948)
Fair value adjustment on marketable securities (Note 2)		(2,625)		-
		(10,884,161)		(9,492,948)
Deficit, end of period	$	(10,937,570)	$	(9,535,946)
Basic and diluted earnings (loss) per common share	$	(0.00)	$	(0.00)
Weighted average number of common shares outstanding during the period		32,698,747		28,859,846

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS

Three months ended December 31

Unaudited

Prepared by Management

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$	(53,409)	$	(42,998)
Items not affecting cash:				
Amortization		648		1,585
Unrealized loss on marketable securities		10,125		
Write-off of mineral properties and deferred exploration costs		-		3,527
Changes in non-cash working capital items:				
Decrease (increase) in receivables		263,300		(199,228)
Decrease in prepaid expenses and deposits		2,685		2,361
Increase (decrease) in accounts payable and accrued liabilities		3,106		(37,005)
Net cash used in operating activities		226,455		(271,758)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of building and equipment		-		(1,898)
Term deposits		1,221,000		(2,531,000)
Mineral properties and deferred exploration costs		(2,541,251)		(1,414,210)
Exploration advances		-		(43,668)
Mineral properties and deferred exploration recoveries		180,267		-
Proceeds from sale of long-term investment		-		20,875
Net cash used in investing activities		(1,139,984)		(3,990,776)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued for cash		387,500		4,645,850
Share issue costs		-		(352,813)
Repayment of capital lease obligations		(6,396)		-
Net cash provided by financing activities		381,104		4,293,037
Increase in cash during the period		(532,425)		30,503
Cash, beginning of period		2,775,282		550,305
Cash, end of period	$	2,242,857	$	580,808
Cash paid during the period for:				
Interest expense	$	389	$	-
Income taxes		-		-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company") was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

	December 31 2006	September 30 2006
Working capital (deficiency)	$ 4,325,176	$ 5,340,868
Deficit	$ (10,937,570)	$ (10,881,536)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2006. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. **BASIS OF PRESENTATION (cont'd)**

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measures in the balance sheet either at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities, which are measured at amortized cost.

As a result of the application of Section 3855, the Company's deficit position as at October 1, 2006 was increased by $2,625 to reflect the opening fair value of marketable securities.

3. BUILDING AND EQUIPMENT

	December 31, 2006			September 30, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 24,346	$ 8,289	$ 16,057	$ 24,346	$ 6,987	$ 17,359
Equipment	19,162	6,115	13,047	19,162	5,057	14,105
Vehicles	52,984	11,326	41,658	52,984	7,948	45,036
Building	60,000	4,116	55,884	60,000	3,552	56,448
	$ 156,492	$ 29,846	$ 126,646	$ 156,492	$ 23,544	$ 132,948

4. EQUIPMENT UNDER CAPITAL LEASES

	December 31 2006	September 30 2006
Equipment (cost)	$ 88,190	$ 88,190
Accumulated amortization	(18,850)	(13,228)
	$ 69,340	$ 74,962

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30% per annum. During the period ended December 31, 2006, amortization in the amount of $5,622 (2005 - Nil) was charged to deferred exploration costs.

5. *MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS*

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Properties	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Skidder Property	Total December 31 2006
Acquisition costs								
Balance, beginning of period	$ 1	$ 101,313	$ 1,120	$ 57,000	$ 360	$ 70	$ -	$ 159,864
Additions during the period:								
Staking and recording fees	-	-	-	-	-	-	730	730
	-	-	-	-	-	-	730	730
Balance, end of period	1	101,313	1,120	57,000	360	70	730	160,594
Deferred exploration costs								
Balance, beginning of period	(10,066)	8,673,481	34,619	376,991	1,438	1,708	-	9,078,171
Additions during the period:								
Assays, testing and analysis	-	38,581	-	-	-	-	-	38,581
Camp construction and supplies	-	87,683	767	-	165	251	-	88,866
Diamond drilling	-	924,891	-	514	-	-	-	925,405
Equipment rental	-	8,415	195	-	-	1	-	8,611
Geology, geophysics and prospecting	-	423,584	25,892	18	79	139	2,000	451,712
Labour	-	-	-	-	-	-	-	-
Lease rental and claim maintenance	490	-	-	-	-	-	-	490
Surveying	-	28,014	-	-	-	-	-	28,014
Transportation and travel	-	3,117	-	-	-	-	-	3,117
	490	1,514,285	26,854	532	244	391	2,000	1,544,796
Balance, end of period	(9,576)	10,187,766	61,473	377,523	1,682	2,099	2,000	10,622,967
Recovery of costs	-	(180,267)	-	-	-	-	-	(180,267)
Total, end of period	$ (9,575)	$ 10,108,812	$ 62,593	$ 434,523	$ 2,042	$ 2,169	$ 2,730	$ 10,603,294

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006
Unaudited
Prepared by Management

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total September 30 2006
Acquisition costs								
Balance, beginning of year	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ -	$ 158,814
Additions during the year:								
Staking and recording fees	-	-	620	-	360	70	-	1,050
	-	-	620	-	360	70	-	1,050
Balance, end of year	1	101,313	1,120	57,000	360	70	-	159,864
Deferred exploration costs								
Balance, beginning of year	11,252	3,001,906	20,288	137,679	-	-	-	3,171,125
Additions during the year:								
Assays, testing and analysis	-	79,965	1,283	5,432	137	407	-	87,224
Camp construction and supplies	-	376,939	3,452	14,426	501	501	224	396,043
Diamond drilling	-	3,342,475	-	77,731	-	-	-	3,420,206
Equipment rental	-	210,327	111	13,875	9	9	211	224,542
Geology, geophysics and prospecting	-	1,653,301	3,437	197,119	791	791	3,092	1,858,531
Labour	-	19,808	-	-	-	-	-	19,808
Lease rental and claim maintenance	3,182	2,386	-	-	-	-	-	5,568
Surveying	-	52,752	6,048	21,600	-	-	-	80,400
Transportation and travel	-	33,622	-	9,938	-	-	-	43,560
	3,182	5,771,575	14,331	340,121	1,438	1,708	3,527	6,135,882
Balance, end of year	14,434	8,773,481	34,619	477,800	1,438	1,708	3,527	9,307,007
Recovery of costs	(24,500)	(100,000)	-	(100,809)	-	-	-	(225,309)
Written off during the year	-	-	-	-	-	-	(3,527)	(3,527)
Total, end of year	$ (10,065)	$ 8,774,794	$ 35,739	$ 433,991	$ 1,798	$ 1,778	$ -	$ 9,238,035

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario
The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario
The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (175,000 issued, valued at $40,625). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland
The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. During the period ended September 30, 2006, all requirements were satisfied and the Company has exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 (incurred) and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR from the Company's share of the proceeds from production of the property.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Eagle Property
The Company acquired the Eagle property by staking. The costs of developing the Eagle Property are included with Tulks South for the year ended September 30, 2006.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company is required to incur $1,293,871 in exploration expenditures by December 31, 2007. At December 31, 2006, $815.539 (September 30, 2006 - $816,071) remained to be spent. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

Messina has entered into an option agreement with Aldrin Resource Corp. (Aldrin) whereby Aldrin can earn an undivided 50% interest in Messina's interest in the a certain portion of the property. To earn this interest, Aldrin must meet the following requirements:

a) incur $100,000 in exploration expenditures before June 30, 2006 (completed);
b) make exploration advances of $200,000 before January 15, 2007; a further $200,000 before May 15, 2007; and a further $300,000 before October 15, 2007;
c) pay Messina $600,000 by December 31, 2007;
d) upon obtaining listing on the TSX Venture Exchange, pay Messina $30,000 and issue Messina a total of 750,000 shares.

At December 31, 2006 and September 30, 2006, Aldrin had incurred $100,809 in exploration expenditures.

6. MARKETABLE SECURITIES

At December 31, 2006 and September 30, 2006, marketable securities consist of 225,000 shares of Windarra. These shares were received at a value of $45,375 as part of an option agreement on the Pukaskwa property (Note 4) and are recorded on the balance sheet at market price as published in the TSX daily market summary (September 30, 2006 – at cost of $45,375).

At September 30, 2006, the market value of these shares was $42,750. The unrealized loss in the amount of $2,625 has been recorded as an adjustment to the opening deficit for the period ended December 31, 2006.

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending December 31:

2007	$ 27,143
2008	25,646
2009	19,752
Total minimum lease payments	72,541
Amount representing interest	(1,475)
Balance of the obligation	$ 71,066

8. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $4,869 (2005 - $4,911) to an officer of the Company.

2. Paid or accrued management fees of $24,306 (2005 - $24,306) to a director and officer of the Company.

3. Paid or accrued geological consulting and equipment rental fees of $32,863 (2005 – $36,944) to a company controlled by an officer of the Company.

4. Paid or accrued geological consulting fees and equipment rental fees of $12,153 (2005 - $30,353) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.

5. Paid or accrued legal fees of $Nil (2005 – $31,565) to a company controlled by a director of the Company.

6. Paid directors and officers fees in the amount of $6,000 (2005 – $9,000).

Included in accounts payable is $20,973 (September 30, 2006 - $14,814) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. CAPITAL STOCK (cont'd)

- October 5, 2005 - issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agents' warrants valued at $104,338. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

Warrants

		Number of of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2005	$	4,016,269	0.66	
Warrants issued				
Brokers' warrants		184,640	1.65	October 6, 2006
Private Placement		487,150	2.00	June 1, 2008
Finders' warrants		243,544	2.00	June 1, 2008
Warrants exercised		(2,465,750)	0.20	
Balance, September 30, 2006		2,465,853	1.60	
Warrants issued				
Private Placement		125,000	2.00	December 29, 2008
Warrants expired		(184,640)	1.65	
Warrants exercised		(132,500)	1.00	
Balance, December 31, 2006	$	2,273,713	1.63	

9. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at December 31, 2006:

Number Of Shares	Exercise Price	Expiry Date
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the period are summarized as follows:

	Number of of Options	**Weighted Average Exercise Price**
Balance, September 30, 2005 and September 30, 2006	2,170,000	1.53
Options exercised	(100,000)	1.00
Balance, December 31, 2006	2,070,000	1.56
Number of options currently exercisable	2,070,000	1.56

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. No stock options were granted during the period ended December 31, 2006 nor during the year ended September 30, 2006.

10. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended December 31, 2006, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $21,615;
b) recorded $11,276 as amortization included in deferred exploration costs;
c) reduced marketable securities by $2,625 with a corresponding increase in the deficit by the same amount (See Note 2)

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to the period end, 800,000 stock options were issued at $1.25 for a period of two years. Also, subsequent to the period end, 1,000,000 options exercisable at $1.55 and 500,000 options exercisable at $1.60 expired, and 325,000 options exercisable at $1.51 were cancelled. Subsequent to this cancellation, 2,075,000 options exercisable at $1.51 for a period of five years were granted to directors and officers.

Subsequent to the period end, the Company acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property in Newfoundland. In order to acquire this interest, the Company will pay $20,000 and issue 25,000 common shares within 5 days of regulatory approval and issue 500,000 non-transferable share purchase warrants over three years. The Company must also incur exploration expenses of not less that $1,250,000 within 4 years of regulatory approval.

Form 52-109F1 – Certification of Interim Filings

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc. for the period ending December 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 27, 2007

"Peter Tallman"

Peter Tallman
President and CEO

Form 52-109F1 – Certification of Interim Filings

I, Gary McDonald, CFO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc. for the period ending December 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 27, 2007

"Gary McDonald"

Gary McDonald
CFO

CORPORATE DATA
FEBRUARY, 2007

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Jeffrey T.K. Fraser Law Corporation
1550-1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director
Gordon Ulrich, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	33,302,410
Options:	3,120,000
Warrants:	855,694
Fully diluted:	37,278,104

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

END